Spartan Stores, Inc.

850 76th Street, S.W.

P.O. Box 8700

Grand Rapids, Michigan 49518

March 24, 2014

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Spartan Stores, Inc.

Form 10-K for the Fiscal Year Ended March 30, 2013

Filed May 23, 2013

Amendment No. 1 to Form 8-K filed February 3, 2014

Form 8-K filed March 5, 2014

File No. 0-31127

Dear Mr. Thompson:

This letter is our response to your comment letter of March 11, 2014 concerning our Form 10-K for the fiscal year ended March 30, 2013, Amendment No. 1 to Form 8-K filed February 3, 2014 and Form 8-K filed March 5, 2014. We at Spartan Stores, Inc. strive to meet or exceed the Commission’s requirements in all of our securities filings and have considered your comments very carefully.

With this in mind, we respectfully submit for your consideration the following responses to your specific comments (which are set forth in italics below).

Form 10-K for the Fiscal Year Ended March 30, 2013

Item 8. Financial Statements and Supplementary Data, page 37

Consolidated Statements of Comprehensive Income, page 40

1.	Please tell us your consideration of presenting a line item representing total other comprehensive income (loss), after tax. Refer to ASC 220-10-45-1B.

Response

We agree that a more complete presentation would include a line item representing total other comprehensive income (loss), after tax. Accordingly, in our Form 10-K for the transition period from March 31, 2013 to December 28, 2013 filed March 12, 2014, we added a line item. Given that all components were previously presented and only a subtotal missing, we do not believe any adjustments to prior periodic reports is necessary.

Notes to Consolidated Financial Statements, page 43

Note 1. Summary of Significant Accounting Policies and Basis of Presentation, page 43

Revenue Recognition, page 43

2.	Please tell us whether you recognize breakage for gift cards, gift certificates, and/or customer loyalty points and if so, the amounts recognized during each of the fiscal years presented. Please tell us your accounting policies for recognizing breakage and the historical data that supports your recognition policy, the amounts of breakage recognized and the line item in which breakage is recorded. In addition, to the extent material, please disclose your accounting policies for recognizing breakage in future filings.

Response

We have historically recognized breakage for gift cards, gift certificates and customer loyalty points. Gift cards and gift certificates have a stated expiration date of five years from date of issuance. Our policy is to recognize breakage on gift cards and gift certificates upon expiration. Breakage on gift cards and certificates was less than $0.1 million in each of the three years in the period ended March 30, 2013. Breakage on gift cards and gift certificates is recorded in selling, general and administrative expenses. Our policy has been to recognize breakage for estimated customer loyalty point forfeitures based on historical redemption rates of Spartan Stores, Inc. Consequently, we recognized breakage for customer loyalty points of $0.2 million, $0.3 million and $0.3 million, respectively, for each of the three years in the period ended March 30, 2013. Breakage on customer loyalty points is recognized in sales. We have not disclosed our policy for breakage due to immateriality of the amounts. We recently discontinued the issuance of customer loyalty points. In future filings, if breakage on gift cards and certificates become material, we will disclose our accounting policy for recognizing breakage for gift cards and gift certificates.

Earnings Per Share, page 45

3.	In light of your use of the two-class method to compute basic earnings per share, please tell us your consideration of reconciling the numerator used in your calculation of basic earnings per share to earnings from continuing operations. In other words, tell us your consideration of disclosing the earnings from continuing operations allocated to unvested restricted stock awards that contain non-forfeitable rights to dividends and to common shareholders. Refer to ASC 260-10-50-1a.

Response

In our Form 10-K for the transition period from March 31, 2013 to December 28, 2013 filed March 12, 2014, we modified our disclosure to include earnings from continuing operations allocated to unvested restricted stock awards that contain non-forfeitable rights to dividends (i.e., the participating securities) and to common shareholders as follows:

	December 28,	March 30,	March 31,
(In thousands, except per share amounts)	2013	2013	2012
Numerator:
Earnings from continuing operations	$1,229	$27,842	$31,870
Adjustment for earnings attributable to participating securities	(26)	(709)	(807)

Earnings from continuing operations used in calculating earnings per share	$1,203	$27,133	$31,063

Denominator:
Weighted average common shares outstanding, including participating securities	24,137	21,773	22,791
Adjustment for participating securities	(519)	(554)	(577)

Shares used in calculating basic earnings per share	23,618	21,219	22,214
Effect of dilutive stock options	92	75	96

Shares used in calculating diluted earnings per share	23,710	21,294	22,310

Basic earnings per share from continuing operations	$0.05	$1.28	$1.40

Diluted earnings per share from continuing operations	$0.05	$1.27	$1.39

The revised disclosure only relates to the presentation of the amounts of common shares and participating securities that were used to calculate the amount of basic and diluted earnings per share. There is no impact to the calculation or the previously reported amounts of basic or diluted earnings per share in the consolidated financial statements.

Amendment No. 1 to Form 8-K filed February 3, 2014

Item 9.01. Financial Statements, Pro Forma Financial Information, and Exhibits

4.	Please file an amendment to incorporate the Nash-Finch Company interim period financial statements specified in Rules 3-01 and 3-02 of Regulation S-X or explain why interim period financial statements are not required. Refer to Rule 3-05(b)(2) of Regulation S-X.

Response

We filed an amended Form 8-K/A on March 21, 2014 to include the interim financial statements of Nash-Finch.

Form 8-K filed March 5, 2014

Exhibit 99.1

5.	Reference is made to your disclosure of Adjusted EBITDA, adjusted earnings from continuing operations and adjusted operating earnings for your distribution and retail segments and consolidated year to date results in the narratives on pages 1-4. Please tell us your consideration of discussing, with equal or greater importance, the most directly comparable financial measures calculated and presented in accordance with GAAP. Refer to Instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and confirms that in future public announcements, press releases and filings, where it presents non-GAAP information, it will provide, with equal or greater prominence, the most directly comparable GAAP financial measure.

The Company notes that our analysts and investors have routinely requested non-GAAP financial information, and that non-GAAP financial information may be particularly helpful in analyzing the Company’s performance in the context of recent substantial changes. 2013 was an unusual and extraordinary year for the Company, in that the Company completed a merger that approximately tripled its size and changed its fiscal year. As a result, we believe that the non-GAAP financial information presented in our filings will be informative and useful to some analysts and investors who might find it difficult to interpret our GAAP financial information in the context of these changes. Nevertheless, the Company will provide, with equal or greater prominence, the most directly comparable GAAP financial measure when presenting non-GAAP financial measures in future communications.

6.	Reference is made to your disclosure of projected Adjusted EBITDA and projected adjusted earnings per diluted share from continuing operations for the first fiscal quarter of 2014 and the 53 week fiscal year ending January 3, 2015. Please tell us your consideration of presenting, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP and presenting a reconciliation, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K or Item 100(a)(1)-(2) of Regulation G.

Response

The Company respectfully notes the Staff’s comment and confirms that in future public announcements, press releases and filings, where it presents non-GAAP information, including forward-looking non-GAAP measures such as Adjusted EBITDA and projected adjusted earnings per diluted share, it will provide, with equal or greater prominence, the most directly comparable GAAP measure and a reconciliation of the differences between the GAAP and non-GAAP measure, to the extent that such information is available without unreasonable efforts. Although the Company currently anticipates that it should be able to provide such information, to the extent that a reconciliation cannot be provided or the most directly comparable GAAP measure is not accessible without unreasonable effort, the Company confirms that it will disclose this fact and provide reconciling information that is available without unreasonable effort, and that the Company will identify any information that is unavailable and disclose its probable significance.

***

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Spartan Stores, Inc. is committed to serving our investors with full, accurate and understandable disclosure regarding our operations and financial condition. We appreciate the efforts of the Commission to assist us with that goal.

Please contact me by telephone at (616) 878-8315 with any questions or comments regarding this correspondence.

Sincerely,

/s/ David M. Staples
David M. Staples
Executive Vice President and
Chief Financial Officer

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